January 15, 2013

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Professional Diversity Network, LLC
Amendment No. 8 to Registration Statement on Form S-1
Filed December 14, 2012
File No. 333-181594

Dear Ms. Jacobs:

By letter dated January 3, 2013 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on Amendment No. 8 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) submitted by Professional Diversity Network, LLC (the “Company”).

In order to facilitate your review, this letter responds to each of the comments set forth in the SEC Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the SEC Letter.

Firm Commitment Underwritten IPO prospectus

General

1.	In response to prior comment 2 you added disclosure in the prospectus summary and the Management’s Discussion and Analysis section that you believe that you have the “potential to exceed” your revenues from your previous agreement with Monster Worldwide due to potential commission payments and revenue from direct sales by the company. You further state that you “will exceed the total revenue” you earned from Monster Worldwide in 2012 if LinkedIn sells more than $20 million of your services in 2013. Please provide appropriate context regarding these statements by disclosing whether you believe that you will exceed revenues from your previous agreement with Monster and the basis for that belief. Alternatively, revise your statement to indicate that there is no assurance that you will exceed revenues from historic periods. In this regard, we note your disclosure that you expect to “experience significant decreases in revenue at least for the first quarter of 2013.”

Response

We have revised our statement to indicate that there is no assurance that we will exceed revenues from historic periods. Furthermore, we have disclosed our commission rates with LinkedIn on pages 3, 40 and 54 of the prospectus.

Barbara C. Jacobs

January 15, 2013

Prospectus Cover Page

2.	Please remove the reference to “Sole Book-Running Manager” and “Co-manager” from the cover page.

Response

We have removed the references to “Sole Book-Running Manager” and “Co-manager” from the cover page.

Overview, page 1

3.	Please clarify whether you launched the LinkedIn arrangement on January 1, 2013, as anticipated. To the extent you have not yet launched this arrangement, please revise your disclosures to provide the revised anticipated launch date.

Response

We have clarified the disclosure in the prospectus to state that the LinkedIn agreement became effective on January 1, 2013.

Offering, page 11

4.	Please explain further how you determined the number of shares outstanding prior to this offering of 5,163,368. In this regard, revise your disclosures here, as well as in the Summary Financial Data and the Capitalization sections, to clearly explain the number of shares issued in the corporate reorganization and the number of shares issued in the debt conversion. Also, please confirm that you will file the conversion debt agreement as an Exhibit prior to effectiveness to ensure that this pro forma adjustment meets the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X.

Response

The number of shares to be issued to the current equity holders of the Company as part of our corporate reorganization is 5,000,000 shares. The number of shares issued in the corporate reorganization were determined based upon the underwriters’ estimate of a $50,000,000 enterprise value at the mid-point estimated share price of $10.00. In addition, we expect to issue 163,368 shares in connection with the conversion of our debt. We have added a footnote on pages 11 and 14 and added disclosure on page 34 to clearly explain the number of shares issued in the corporate reorganization and the number of shares issued in the debt conversion as per the Staff’s request. We confirm that we will file the debt conversion

Barbara C. Jacobs

January 15, 2013

agreement as an Exhibit prior to effectiveness to ensure that our pro forma adjustment meets the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X.

Summary Financial Data, page 13

5.	Pursuant to footnote (1) on page 14, pro forma net income per common share is computed based on the number of shares of common stock to be issued following your conversion from a limited liability company to a corporation immediately prior to the closing of the offering. As such, it appears that you should have used 5,163,368 shares in your calculations. Please revise your disclosures accordingly or explain further why you believe 6,173,368 is the correct number of shares to be used in your pro form earnings per share calculations.

Response

We have revised the prospectus and have revised our Summary Financial Data to present pro forma net income per common share on page 14 based upon 5,163,368 shares outstanding immediately prior to the offering.

6.	Revise to include the deferred IPO costs in the “pro forma” column.

Response

We have revised the “pro forma” column on page 15 to include the deferred IPO costs upon completion of the offering.

Use of Proceeds, page 32

7.	We note from your disclosures on page 11 that you expect the net proceeds from this offering to be approximately $8.32 million, after deducting the estimated underwriting discounts and commissions, the underwriter’s accountable expense reimbursement and estimated offering expenses. However, on page 32 you state that the estimated net proceeds from this offering will be $8.2 million. Please explain this apparent inconsistency or revise your disclosures accordingly. Also, explain further why the estimated net proceeds from this offering assuming the underwriter exercises its option to purchase additional shares is equal to (or potentially less than) the estimated net proceeds assuming no additional shares are purchased.

Response

We have revised our disclosure on page 11 to state that the net proceeds from the offering will be approximately $8.2 million, as that is the amount of net proceeds we expect from the offering. We have

Barbara C. Jacobs

January 15, 2013

also revised our disclosures on page 33 to state that we expect the net proceeds from the offering to be approximately $9.6 million assuming the underwriters exercise their option to purchase additional shares.

Capitalization, page 34

8.	Please revise the information in your Capitalization table to be consistent with the bullet points preceding the table as well as the information presented on page 15. In this regard, the first column should reflect the “actual” amounts as disclosed in the most recent balance sheet included in the filing. The second column should be labeled “pro forma” and should reflect the completion of your corporate reorganization as well as the conversion of your promissory notes and the third column should reflect the pro forma numbers from the second column as well as the receipt of proceeds from the sale of common stock in this offering.

Response

We have revised the information in our Capitalization table to be consistent with the bullet points preceding the table as well as the information presented on page 15.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview

LinkedIn, page 39

9.	Please revise to disclose the number of employers on LinkedIn’s restrictive account list. Also, we note your reference on pages 2 and F-6 to “non-exclusive” agreements with new strategic business partners such as LinkedIn. Given the restrictive nature of the LinkedIn agreement, please explain further how you determined that referring to this as a “nonexclusive” agreement is a fair description of this arrangement.

Response

We have disclosed in the prospectus that there are 1,000 restricted accounts in the restrictive accounts list. Furthermore, we have modified our disclosure on pages 2 and F-6 of the prospectus to refer to our agreement with LinkedIn as “an agreement that provides for limited exclusivity.”

Notes to Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

Barbara C. Jacobs

January 15, 2013

10.	We note that under your agreement with Monster Worldwide, you are required to fulfill services in 2013 that Monster sold prior to the expiration of your agreement. Please explain further your policy for recognizing revenue received from Monster Worldwide. In this regard, considering you continue to have service obligations to Monster Worldwide, tell us how you determined that it was appropriate to recognize all revenues from this arrangement in fiscal 2012 and provide the specific guidance you relied upon.

Response

We recorded our revenues under our contract with Monster in strict accordance with applicable GAAP and SEC Staff Accounting Bulletin No. 104. Our deliberations with respect to our revenue recognition method were extensive and careful consideration was given to all of the relevant facts and circumstances. We applied Financial Accounting Standards board Concept #5, Recognition and Measurement in Financial Statements of Business Enterprises, which states that revenue shall not be recognized until it is realized and realizable. Specifically, paragraph 83(b) of this guidance states that “an entity’s revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues”. We more than substantially accomplished what we needed to do to earn the revenue owed to us by Monster. Monster’s payment obligation is not dependent upon any service to be performed by us following expiration of the contract.

Paragraph 84(a) of Concept #5 further states “the two conditions (being realized or realizable and being earned) are usually met by the time product or merchandise is delivered or services are rendered to customers; specifically with respect to services arrangements. In addition, paragraph 84(d) states that “If services are rendered or rights to use assets extend continuously over time (for example, interest or rent), reliable measures based on contractual prices established in advance are commonly available, and revenues may be recognized as earned as time passes.”

Under our contract with Monster, Monster was required to pay us a fixed annual fee on a quarterly basis. All services required to earn those fees have been performed. No portion of Monster’s annual fixed fee was, or is, dependent or conditioned upon, in whole or part, our performance following expiration of the contract.

Our agreement with Monster expired on December 31, 2012 in accordance with its terms. Upon expiration of the agreement, we had performed all obligations required of us in order to be entitled to the balance of Monster’s annual fee. By the terms of our contract, our relationship with Monster ended upon expiration and from that date forward, (a) Monster possessed no ongoing right to sell job board postings to our website; (b) we exceeded our minimum quarterly applicants for the quarter ending December 31, 2012 meaning that there is no downward adjustment to the quarterly payment due us, and (c) Monster ceased to have any exclusivity rights whatsoever (meaning that once the agreement ended, we became free to conduct our business without regard to Monster’s interests or restrictions).

Barbara C. Jacobs

January 15, 2013

Our agreement with Monster includes a provision similar to those included in most commercial agreements creating a relationship between two parties covering cooperation after the business relationship has ended. The relevant provision, “Surviving Customer Obligations”, merely provides that we cooperate with Monster to provide limited services and access to data to permit Monster to continue to meet certain obligations to its customers. Under this provision, we will continue to provide Monster with access to our data following the expiration of our contract, but limited only to (A) customers to whom Monster had obligations that extended beyond the term of our contract, and (B) a period not to exceed one year following the end of our contract. Our fee, or any portion of a fee, is not dependent upon our cooperating with Monster or performing any service following expiration of our Monster contract. Nor does our contract allow for deferral of any portion of our fee based upon our undertaking to cooperate with Monster’s ongoing contractual obligations.

It is important to clarify that the nature of our post term “cooperation” with Monster is not only limited in time and scope as described above, but also only involves insignificant cost and effort on our part. We have no minimum performance obligation to Monster’s customers during this post term cooperation period (i.e. we may not affirmatively remove existing job postings from Monster and we allow Monster access to data relating to such job postings). During this one year period, we expect only to perform the de minimis task of deleting the remaining postings (if any) of Monster’s customers from our website as Monster’s obligations to these customers terminate. Our cooperation with Monster during this post term period will be inconsequential to our ongoing operations. We will only require de minimis additional labor effort and de minimis additional costs to accomplish this cooperation. We asked for no compensation to provide this cooperation given the inconsequential impact upon us .

The annual fee which Monster paid to us in 2012 is based upon the same criteria as the annual fee paid to us in each prior year during the term of our contract with Monster. No portion of any annual fee from Monster, for any year, was or is conditioned upon post term cooperation with Monster.

In applying Concept #5, we followed the SAB 104 guidelines; which specifically reflect the staff’s belief that revenue is generally is realized or realizable and earned when all of the following criteria are met:

Criteria	Applied as Follows
Persuasive evidence of an arrangement exists	We have a contractual agreement with Monster that states that we have evidence of an arrangement that obligates us to provide services in exchange for contractually defined fees over a fixed period of time

Delivery has occurred or services have been rendered	We completed our performance obligations with respect to three specific deliverables prior to December 31, 2012 as follows:

Barbara C. Jacobs

January 15, 2013

(i) We furnished Monster with a portal to our website that facilitated their usage of a right to reach a diversity community and allowed Monster to stream a potentially unlimited number of postings over a contractually defined period of time that expired on December 31, 2012.

(ii) We exceeded our obligation to deliver a specified minimum number of applicants within a specified period of time prior to the expiration of the contract.

(iii) We maintained Monster’s exclusivity under this arrangement by Monster, and only Monster with a right of access to our community and did not provide these rights or services to parties other than Monster at anytime within the contractually defined period of time that we were obligated to do so.

The seller’s price to the buyer is fixed or determinable	Our agreement with Monster provided for Monster to pay us a “fixed fee” as a “fee required to be paid at a fixed minimum amount”. No portion of Monster’s annual fixed fee, and no part of the adjustment to the annual fixed fee, was dependent or conditioned upon, in whole or part, our performance following expiration of the contract.

Collectability is reasonably assured.	Monster has the demonstrated financial ability to make all payments specified in the contract. All actions taken by Monster demonstrated a continued intent to pay at all times during the course of the agreement. Further, there are no provisions in the contract that would taint the presumption that the collectability of any amounts due to us are not reasonably assured at anytime now or prior to the expiration of the contract nor have there been any issues relating to our performance of these services that have raised questions as to whether Monster would challenge our right to the specified payments.

Barbara C. Jacobs

January 15, 2013

We believe that leaving the portal open for a period on one year to be perfunctory and all requirements under the contract have been substantially completed. We note that in accordance with ASC 605-S99, “When applying the substantially complete notion, the staff believes that only inconsequential or perfunctory actions may remain incomplete such that the failure to complete the actions would not result in the customer receiving a refund or rejecting the delivered products or services performed to date”. In accordance with our agreement with Monster there is no refund provision. Additionally, since the only requirement is for us to leave the portal open for a period of one year Monster does not have the ability to reject the delivery of the job placement ads. All permitted ads have been streamed and rights were provided with a contractually specified period of time.

Additionally, we note that section ASC 605 10 Q&A defines inconsequential or perfunctory obligations as items that do not meet the following criteria:

The seller does not have a demonstrated history of completing the remaining tasks in a timely manner and reliably estimating their costs.

There are no discreet or specifically defined tasks that we are required to perform subsequent to the termination of the contract. As noted above, specific performance obligations were complete as of the time the contract was terminated. Consequently, there is no time period over which the completion of tasks can be measured.

We will not incur any material costs to cooperate with Monster by leaving the portal open for the removal of job board postings. The portal is already established; except that the incoming features have been terminated. Further, substantially all iHispano Career Data that Monster may need from us is readily available from systems that are or will be accessible to Monster in automated reports that can be accessed without any action on our part.

The cost or time to perform the remaining obligations for similar contracts historically has varied significantly from one instance to another.	We note that there is substantially no cost or time required to leave the portal open for a period of time after the expiration of the contract or to provide data from our automated systems.

The skills or equipment required to complete the remaining activity are specialized or are not readily available in the marketplace.	We note that there are no specialized skills or equipment required to leave the portal open for any period of time after the expiration of the contract or to provide data and there has not been a similar contract historically.

The cost of completing the obligation, or the fair value of that obligation, is more than insignificant in relation to such items as the contract fee, gross profit, and operating income allocable to the unit of accounting.	There is substantially no cost to us to leave the portal open for a required period of time after the expiration of the contract. As noted above, we

Barbara C. Jacobs

January 15, 2013

already have systems established that accumulate statistical data and the reports that we will provide will be automated in an agreed upon format access to Monster without any action on our part.

We believe there is no measurable fair value to the access we are providing to Monster as our agreement to cooperate with Monster is unique to our business relationship and does not require us to provide discreet services or perform tasks that market participants would generally provide.

Further, our fees under this contract are high relative to our costs, which are mostly fixed. Accordingly, we have high margins and costs that we may incur would be small fraction of our revenues and profits.

The period before the remaining obligation will be extinguished is lengthy. Registrants should consider whether reasonably possible variations in the period to complete performance affect the certainty that the remaining obligations will be completed successfully and on budget.	We have agreed to cooperate with Monster for up to one year if necessary; however, job board posting tend to expire within a period of 30 to 60 days. Accordingly, it is our expectation that the substantial majority of any support we may provide to Monster in the post termination period would likely be provided within a period of 60 days.
The timing of payment of a portion of the sales price is coincident with completing performance of the remaining activity.	No portion of the payments due to us during the contract period is attributable to post termination activities. Monster made quarterly payments to us during the term of the contract and all payments have been made with the historical collection period of approximately 60 days.

IPO CSOP Prospectus

11.	Please revise the disclosure on page A3 under “Use of Proceeds” to indicate that you are offering 100,000 shares of common stock under the IPO CSOP prospectus and not 1,000,000 shares.

Response

We have revised the disclosure on page A3 to indicate that we are offering 100,000 shares of common stock under the IPO CSOP.

Barbara C. Jacobs

January 15, 2013

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If you have any questions, please contact our counsel Brian Lee or Michael Froy at SNR Denton US LLP. Mr. Lee may be reached at (212) 768-6926 and Mr. Froy at (312) 876-8222.

Sincerely,

/s/ James Kirsch

     James Kirsch

cc:	Brian Lee, Esq.
SNR Denton US LLP